UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ECO2 PLASTICS, INC.
(Name of Issuer)

Series A Convertible Preferred Stock
Series B-1 Convertible Preferred Stock
Common Stock
(Title of Class of Securities)

Series A Convertible Preferred Stock: 27885H3030
Series B-1 Convertible Preferred Stock: 27885H204
Common Stock: 27885H105
 (CUSIP Number)

William Whittaker
8070 La Jolla Shores Drive, #508
La Jolla, CA 92037
(858) 454-8013

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Convertible Preferred Stock: 27885H3030 Series B-1 Convertible Preferred Stock: 27885H204 Common Stock: 27885H105
(1) Names of reporting persons
(i) William and Michele Whittaker Trust UTD 6/25/03
(ii) Whittaker Capital Partners, LLC
(iii) Whittaker/Northwest Partners I, LP
(iv) Whittaker/Valley River Partners, LLC
(v) William Whittaker
(iv) Whittaker Capital Partners I, LP
  See footnote (1)

(2) Check the appropriate box if a member of a group	(a) (b)

(3) SEC use only

(4) Source of funds	AF, WC, PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	39,818,972 Series A Convertible Preferred Stock 15,000,000 Series B-1 Convertible Preferred Stock 113,980,775 Common Stock 168,799,747 Total (2)
(8) Shared voting power	0
(9) Sole dispositive power	39,818,972 Series A Convertible Preferred Stock 15,000,000 Series B-1 Convertible Preferred Stock 113,980,775 Common Stock 168,799,747 Total (2)
(10) Shared dispositive power	0

(11)Aggregate amount beneficially owned by each reporting person	168,799,747

(12) Check if the aggregate amount in Row (11) excludes certain shares

(13) Percent of class represented by amount in Row (11)	26.1% Series A Convertible Preferred Stock 4.4% Series B-1 Convertible Preferred Stock 20.7% Common Stock

(14) Type of reporting person	(i) OO (ii) PN (iii) PN (iv) PN (v) IN (iv) PN

(1)
William Whittaker (“Whittaker”) is the manager of the William and Michele Whittaker Trust UTD 6/25/03 (the “Whittaker Trust”), Whittaker Capital Partners, LLC, Whittaker/Northwest Partners I, LP, Whittaker/Valley River Partners, LLC and Whittaker Capital Partners I, LP (collectively, the “Whittaker Entities”).

(2)
The 39,818,972 shares of Series A Convertible Preferred Stock is held by the Whittaker Trust.  Of the 15,000,000 shares of Series B-1 Convertible Preferred Stock, 10,000,000 shares are held by Whittaker Capital Partners, LLC; 2,500,000 shares are held by Whittaker/Northwest Partners I, LP; and 2,500,000 shares are held by Whitaker/Valley River Partners, LLC.  Of the 113,980,775  shares of Common Stock, (i) 10,069,838 shares of Common Stock are held by the Whittaker Trust; and (ii)103,910,937 shares are held by Whittaker Capital Partners 1, LP. Additionally, a total of 500,000 shares underlie common stock purchase warrants received by Whittaker for serving on the Company’s Board of Directors during 2007 and 2008.

Item 1.                      Security and Issuer.

The class of equity securities to which this Statement relates is shares of Series A Convertible Preferred Stock, par value $.001 per share (the “Series A Preferred”), Series B-1 Convertible Preferred Stock, par value $.001 per share (the “Series B-1 Preferred”) and Common Stock, par value $0.001 per share (the “Common Stock”) of ECO2 Plastics, Inc. a Delaware Incorporation (the “Company”), with its principal executive offices located at 680 2nd Street, Suite 200, San Francisco, CA 94107.

Item 2.                      Identity and Background.

This Statement is being filed by:

(a)   Name of Person Filing: William Whittaker
(b)   Resident or Business Address: 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(c)   Real estate and investment management.
(d)   N/A
(e)   N/A
(f)   Citizenship: United State of America

(a)   Name of Person Filing: Whittaker Capital Partners, LLC
(b)   Resident or Business Address: 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(c)   Investments. 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(d)   N/A
(e)   N/A
(f)   Citizenship: California limited liability company

(a)    Name of Person Filing: William and Michele Whittaker Trust UTD 6/25/03
(b)   Resident or Business Address: 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(c)   Investments. 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(d)   N/A
(e)   N/A
(f)   Citizenship: California

(a)    Name of Person Filing: Whittaker/Northwest Partners I, LP
(b)   Resident or Business Address: 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(c)   Investments. 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(d)   N/A
(e)   N/A
(f)   Citizenship: Oregon limited partnership

(a)    Name of Person Filing: Whittaker/Valley River Partners, LLC
(b)   Resident or Business Address: 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(c)   Investments. 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(d)   N/A
(e)   N/A
(f)   Citizenship: Oregon limited liability company

(a)    Name of Person Filing: Whittaker Capital Partners I, LP
(b)   Resident or Business Address: 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(c)   Investments. 8070 La Jolla Shores Drive, #508, La Jolla, CA 92037
(d)   N/A
(e)   N/A
(f)   Citizenship: California limited partnership

Item 3.                      Source and Amount of Funds or Other Consideration.

In exchange for the conversion of outstanding promissory notes on June 4, 2008, the Whittaker Trust loaned to the Company in the total aggregate amount of $1,515,405, as an incentive offered by the Issuer, the Whittaker Trust received and was issued 39,818,972 shares of Series A Preferred at an average of $0.0381 per share.

On June 4, 2008, Whittaker Capital Partners, LLC, Whittaker/Northwest Partners I, LP and Whittaker/Valley River Partners, LLC invested a total aggregate amount of $300,000 ($200,000, $50,000 and $50,000 respectively) in the Issuer and received a total aggregate amount of 15,000,000 shares (10,000,000, 2,500,000 and 2,500,000 respectively) of Series B-1 Preferred at $0.020 per share.

On February 29, 2008, the Whittaker Trust converted 10% Convertible Notes totaling $108,696 and common stock purchase warrants totaling 588,768 shares were surrendered as part of a combined note/warrant conversion, offered as an incentive by the Issuer. As a result of the combined conversion, the Whittaker Trust was issued 1,114,827 shares of  Common Stock.

On February 29, 2008, the Whittaker Capital Partners I, LP converted 10% Convertible Notes totaling $6,810,323 and common stock purchase warrants totaling 17,765,202 shares were surrendered as part of a combined note/warrant conversion, offered as an incentive by the Issuer. As a result of the combined conversion, Whittaker Capital Partners I, LP was issued 103,910,937 shares of  Common Stock.

On February 29, 2008, the Whittaker Trust converted common stock purchase warrants representing a total aggregate amount of 12,057,768 shares of common stock into 8,955,011 shares of Common Stock.

For services rendered as a Director of the Issuer’s Board of Directors during 2007, Whittaker received a common stock purchase warrant to acquire a total of 250,000 shares of common stock, expiring on April 15, 2015, with a $0.22 per share exercise price.  For services rendered as a Director of the Issuer’s Board of Directors during 2008, Whittaker received a common stock purchase warrant to acquire a total of 250,000 shares of common stock, expiring on April 15, 2015, with a $0.07 per share exercise price.

Item 4.                      Purpose of Transaction.

The Whittaker Entities were formed for the purpose of making an investment in the Issuer and other various entities. The Whittaker Entities will continue to evaluate its position with respect to its ownership of the Common Stock, Series A Preferred and Series B-1 Preferred (the Series A Preferred and Series B-1 Preferred are collectively referred to as the “Preferred Stock”) and may elect to exercise its rights under such securities at any time and for any reason.  Following the conversion of any or all of the Preferred Stock, in whole or in part, the Whittaker Entities will continue to evaluate its ownership and voting position in the Issuer and may consider the following future courses of action, among others: (i) continuing to hold the Issuer securities for investment; (ii) disposing of all or a portion of the Issuer securities in the open market, if such open market exists, or in privately-negotiated transactions; (iii) acquiring additional Common Shares or other Issuer securities in the open market, if such market exists, or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Issuer securities, if a market for such Issuer securities exists. The Whittaker Entities have not as yet determined which, if any, of the courses of action specified in this paragraph it may ultimately take. The Whittaker Entities future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer securities and the Issuer's prospects.

Except as set forth in this Schedule 13D, neither the Whittaker Entities nor Whittaker has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities ssociation; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The Whittaker Entities and Whittaker reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.                      Interest in Securities of the Issuer.

(a)  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Series A Preferred, Series B-1 Preferred and Common Shares beneficially owned by Whittaker and the Whittaker Entities. The percentage ownership is calculated based on 152,843,409 shares of Series A Preferred, 336,240,039 shares of Series B-1 Preferred and 549,441,434 shares of Common Stock issued and outstanding as of June 4, 2008.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of Series A Preferred, Series B-1 Preferred and Common Stock shares beneficially owned by Whittaker and the Whittaker Entities as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

    (c)  In exchange for the conversion of outstanding promissory notes on June 4, 2008, the Whittaker Trust loaned to the Company in the total aggregate amount of $1,515,405, as an incentive offered by the Issuer, the Whittaker Trust received and was issued 39,818,972 shares of Series A Preferred at an average of $0.0381 per share.

On June 4, 2008, Whittaker Capital Partners, LLC, Whittaker/Northwest Partners I, LP and Whittaker/Valley River Partners, LLC invested a total aggregate amount of $300,000 ($200,000, $50,000 and $50,000 respectively) in the Issuer and received a total aggregate amount of 15,000,000 shares (10,000,000, 2,500,000 and 2,500,000 respectively) of Series B-1 Preferred at $0.020 per share.

(d)  Holders of Series A Preferred and Series B-1 Preferred shall be entitled to receive, on a pari passu basis, when, as and if declared by the Issuer’s Board of Directors, out of any assets of the corporation legally available therefor, dividends at a rate equal to 5% per share of the original issue price of such share of preferred stock (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) per annum prior and in preference to the holders of the Issuer’s Common Stock.

Except as set forth in this Schedule 13D, to the knowledge of Whittaker and the Whittaker Entities, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)  Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Whittaker is the manager of the Whittaker Entities, of which are governed by their respective operating agreements (the “Operating Agreements”) and applicable state law.  Under the terms of the Operating Agreements, Whittaker as the discretion and authority to manage the business of the Whittaker Entities, including the authority to convert the Preferred Stock into Common Stock in connection with the Series A Convertible Preferred Certificate of Designation and the Series B-1 Convertible Preferred Certificate of Designation and to vote any of the Issuer's Common Stock or Preferred Stock issued to the Whittaker Entities. In addition, the various Whittaker Entities have the right to distribute the Preferred Stock and Common Stock to the members of Whittaker Entities pro rata in accordance with each such member's interest.

Item 7.                      Material to be Filed as Exhibits.
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certifify that the information set forth in this statement is true, complete and correct.

Date: 6/16/2008

By: /s/William Whittaker
William Whittaker
Director of ECO2 Plastics, Inc.
Manager of Whittaker Capital Partners, LLC,
Whittaker/Northwest Partners I, LP,
Whittaker/Valley River Partners, LLC, and
Whittaker Capital Partners I, LP
Trustee of William and Michele Whittaker Trust UTD 6/25/03